Exhibit 99.1

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 64739
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 30, 2014

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors (the "Board") of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Wednesday, April 30, 2014, at 10:00 a.m. Israel time  at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, or at any adjournments thereof.

                It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2014 and for an additional period until the next Annual General Meeting; to authorize the Board and the Audit Committee to determine the auditors’ fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2013;

2.	To re-elect Mr. Dror Ben-Asher and Mr. Ori Shilo to the Board of the Company;

3.	To re-elect Ms. Aliza Rotbard and Mr. Ofer Tsimchi as external directors of the Company for a term of three years in accordance with the Israel Companies Law and approve the compensation of Ms. Rotbard and Mr. Tsimchi;

4.	To approve the engagement by the Company of Dror Ben-Asher to serve as the Company's Chairman of the Board and the Company's Chief Executive Officer (“CEO”);

5.	To approve the terms of employment of Mr. Dror Ben-Asher as the Company's Chairman of the Board and the Company's Chief Executive Officer;

6.	To approve the terms of employment of Mr. Ori Shilo as the Company's Deputy CEO, Finance and Operations;

7.	To approve the terms of compensation for the non-executive directors of the Company; and

8.	To approve grants of options to purchase shares in the Company for the non-executive directors of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2013.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on March 25, 2014 (the "Record Date"), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on March 25, 2014, the Company had outstanding 87,448,314 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting.

Proxies

A form of proxy for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 48 hours prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the General Meeting for which the Board recommends a “FOR”, other than Proposals No. 3, 4 and 5. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than Monday, April 28, 2014, at 10:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Monday, April 28, 2014, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Expenses and Solicitation

The Board is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about March 26, 2014. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the "Companies Law").

Quorum and Voting

                Two or more shareholders holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board in a notification to the shareholders. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

                Each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented. The approval of Proposal 3 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (other than a personal interest not resulting from a relationship with the controlling shareholder) (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company. The approval of Proposal  4 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a two-thirds majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company. The approval of Proposal 5 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ori Shilo, at 21 Ha'arba'a Street, Tel-Aviv, 64739 Israel.  Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than April 4, 2014.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to Proposals 3, 4 and 5 or have a personal interest in the approval of Proposals 3, 4 and 5, no matter whether you vote for or against these Proposals. If you fail to notify the Company as to whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to Proposals 3, 4 and 5, or have a personal interest in the approval of Proposals 3, 4 and 5, your vote will not be counted with respect to Proposals 3, 4 and 5.

                The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association of the Company, the Board, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s Audit Committee to approve the re-appointment and remuneration of the independent auditor.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2014 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

                Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2014 and for an additional period until the next Annual General Meeting, and the Board and the Audit Committee be, and they hereby are, authorized to determine the fees of said auditors.”

                The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

                The Audit Committee and the Board recommend a vote FOR approval of the proposed resolution.

PROPOSAL NO. 2

 ELECTION OF DIRECTORS

According to the Company’s Articles of Association, the Company's non-external directors are divided into three groups with as equal number of directors as possible. Except for the external directors (who are elected according to the provisions of the Companies Law), the term of one group of directors expires at each general annual meeting, at which time, the directors of such group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. At the Annual General Meeting, the terms of Mr. Dror Ben-Asher and Mr. Ori Shilo expire, and the Board has nominated Mr. Dror Ben-Asher and Mr. Ori Shilo to be re-elected as directors for an additional three-year term.

                Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the 2017 General Annual Meeting and, if applicable, until each of their successors shall have duly taken office, or such earlier time as each may resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Both Mr. Ben-Asher and Mr. Shilo have attested to the Board and to the Company that each one of them meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

                The nominees to serve on the Board are:

Name	Age	Position

Dror Ben-Asher	49	Chief Executive Officer and Chairman of the Board of Directors

Ori Shilo	47	Deputy CEO, Finance and Operations, and Director

Dror Ben-Asher has served as our Chief Executive Officer and as a director since August 3, 2009. Since May 4, 2011, Mr. Ben- Asher has also served as Chairman of the Board. From January 2002 to November 2010, Mr. Ben- Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA, which provides us with certain advisory services. Mr. Ben-Asher is currently a director at Agrea Ltd. Mr. Ben-Asher holds an LLB from the University of Leicester, UK, an MJur. from Oxford University, UK and completed LLM studies at Harvard University in the U.S.

Ori Shilo has served as our Deputy Chief Executive Officer Finance and Operations since November 1, 2010 and as a director since August 3, 2009. From 2009 to 2010, Mr. Shilo served as our Vice President Finance and Operations. From 2000 to 2010, Mr. Shilo served as Chief Executive Officer of P.C.M.I. Ltd. Mr. Shilo is currently a director at P.C.M.I. Ltd. and G. Shilo Holdings Ltd. Mr. Shilo holds a B.A in Business Administration from the Academic College for Management in Rishon Lezion, Israel and an MBA in Business Administration from the Ben Gurion University in Beer Sheva, Israel. The Board has determined that Mr. Shilo is a financial and accounting expert under Israeli law.

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, that Mr. Dror Ben-Asher and Mr. Ori Shilo be, and hereby are, each elected to hold office as directors of the Company, each for an additional three-year term.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board recommends a vote FOR the nominees to the Board.

PROPOSAL NO. 3

APPOINTMENT OF EXTERNAL DIRECTORS

Under the Companies Law, the Company is required to appoint at least two external directors. The initial term of an external director is three years and may be extended for additional three-year terms under certain circumstances and conditions.

To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. Ms. Aliza Rotbard and Mr. Ofer Tsimchi currently serve as the external directors of the Company and their three-year terms expire on May 4, 2014.  It is proposed to re-elect Ms. Rotbard and Mr. Tsimchi each for an additional three year term.

Below is background and qualifications information regarding the external director nominees:

Aliza Rotbard has served as an external director on our Board since May 4, 2011, as the Chairman of our audit committee and a member of our compensation committee since May 5, 2011. Ms. Rotbard served as the Deputy General Manager of the Tel-Aviv Stock Exchange, was the founder and CEO of DOORS Information Systems and currently serves as an external director of Kamada Ltd., ProSeed Venture Capital Fund Ltd., AIG-American Insurance Group, R.V.B. Holdings Ltd. and Queenco Leisure International Ltd. Ms. Rotbard also serves as a director of Israel Discount Bank and Pointer Telocation Ltd. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem, Israel. The Board has determined that Ms. Rotbard is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as an external director on our Board since May 4, 2011, a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. Since 2008, Mr. Tsimchi has served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006 he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Polysack Plastic Industries Ltd, Kidron Industrial Materials Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Polysack Agriculture Hi-Technologies. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The Board has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

It is proposed that the compensation to be paid to the external directors would be the compensation described in Proposals 7 and 8 described below.

It is proposed that the following resolution be adopted at the Meeting:

               “RESOLVED, that Ms. Aliza Rotbardand Mr. Ofer Tsimchi be, and hereby are, each elected to hold office as external directors of the Company, each for an additional three-year term, and their compensation described in the proxy statement is hereby approved.”

The approval of Proposal 3 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (other than a personal interest not resulting from a relationship with the controlling shareholder) (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board recommend a vote FOR the re-appointment and compensation of Ms. Aliza Rotbard and Mr. Ofer Tsimchi.

PROPOSAL NO. 4

ENGAGEMENT OF DROR BEN-ASHER AS THE COMPANY'S CHAIRMAN OF THE BOARD AND THE COMPANY'S CEO

Under the Companies Law, the shareholders of the Company must approve the engagement of the Company's Chairman of the Board also as the Company's Chief Executive Officer, and such approval will be effective for a period of up to three years.

Dror Ben-Asher, co-founder of the Company, has served as the Company's Chief Executive Officer since August 3, 2009 and as the Chairman of the Board since its creation in August 3, 2009. The Board has determined that combining the role of Chief Executive Officer and Chairman of the Board is the most effective leadership structure at the present time considering, among other things, Mr. Ben Asher’s extensive experience in various fields that are relevant to the Company’s present and planned activities, and his role as our co-founder and Chief Executive Officer. As the Chief Executive Officer, Mr. Ben-Asher has detailed knowledge of the risks, opportunities and challenges facing the Company and is, therefore, the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the Board’s time and attention are focused on the most important matters. The combined role of Chief Executive Officer and Chairman of the Board also facilitates the flow of information between management and the Board and ensures clear accountability for the implementation of the Company’s strategy and execution of its business plan.

It is proposed that at the General Meeting the following resolution be adopted:

               "RESOLVED, to approve the engagement of Dror Ben-Asher with the Company as both the Company's Chairman of the Board and the Company's Chief Executive Officer for a period of three years commencing on May 4, 2014."

The approval of Proposal 4 requires the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a two-thirds majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

PROPOSAL NO. 5

TERMS OF EMPLOYMENT OF MR. DROR BEN-ASHER, THE COMPANY'S CHAIRMAN OF THE BOARD AND CEO

The Companies Law requires that the terms of service and employment of the Company’s Chief Executive Officer be approved by the Company’s Compensation Committee, the Board and the shareholders of the Company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's Audit Committee, Board of Directors and shareholders.

                Mr. Dror Ben-Asher has served as the Company's CEO and the Chairman of the Board since its incorporation until today. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's Compensation Policy, the Board and Compensation Committee have determined that the proposed terms of employment described below are appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

When discussing the terms of employment of Mr. Ben-Asher, the Compensation Committee and the Board took into consideration, inter alia: (a) Mr. Ben-Asher is one of the two entrepreneurs who founded the Company and who has been leading the Company from the date of the Company's establishment until today while taking advantage of his experience and business relations which were built for many years; (b) Mr. Ben-Asher has been a leading figure in the Company since its incorporation date both in terms of daily management and in terms of strategy planning and business vision, including acquisition of the Company’s products, clinical development and regulatory progress, financing and business development activities; (c) the Board of Directors considers Mr. Ben-Asher as a major factor in setting the Company's business strategy and a key factor for successful business strategy implementation and business plan execution in the future; (d) Mr. Ben-Asher's fixed compensation has not been updated for over two years; and (e) the Company recently booked its first meaningful revenues of $7 million from the out-licensing of RHB-106 to Salix Pharmaceuticals. The proposed terms of compensation comply with the Company’s Compensation Policy.

The proposed terms of employment of Mr. Ben-Asher are (i) an increase of the salary of Mr. Ben-Asher to a total of NIS 75,000 per month (approximately $5,734 based on the representative U.S. dollar – NIS rate of exchange on March 24, 2014), and (ii) the grant of 450,000 options to purchase Ordinary Shares of the Company  at an exercise price equal to the average closing price of the Company's stock on the TASE in the last 30 trading days prior to April 30, 2014 (the date of the General Meeting), plus 10%. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be seven (7) years following the grant date. First vesting is scheduled on June 30, 2014 and the options would become fully vested, in accordance with the terms of the grant, on June 30, 2018. The equity grant would be in accordance with the Company's 2010 Stock Options Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.39% of the total outstanding equity of the Company on a fully diluted basis.

It is proposed that at the General Meeting the following resolution be adopted:

               "RESOLVED, to approve the terms of employment of Mr. Dror Ben-Asher in accordance with the Compensation Policy."

    The approval of Proposal 5 requires the affirmative vote of the Company's shareholders holding at least a majority  of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board recommend a vote FOR the approval of the terms of employment of Mr. Dror Ben-Asher.

PROPOSAL NO. 6

TERMS OF EMPLOYMENT TO THE COMPANY'S DEPUTY CEO, FINANCE AND
OPERATIONS, MR. ORI SHILO

The Companies Law provides that transactions between a company and its Officers, regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee, board of directors and shareholders.

Mr. Ori Shilo, a co-founder of the Company, currently serves as the Deputy CEO, Finance and Operations of the Company and has been responsible for its finance and operations since the Company’s creation. Mr. Shilo has been a leading figure in the Company since its incorporation date, in terms of day-to-day management, strategy and vision. Mr. Shilo has contributed to the day to day management of the Company and various activities such as the Company's creation and establishment, building the team, screening acquisitions, negotiating and closing such transactions, engagement with service providers to develop the drugs, the listing of the Company's ADSs on NASDAQ, private financings closed prior to such listing and two financings that closed in January 2014 with leading investors from the U.S. and Israel.. The Board considers Mr. Shilo a major factor in setting the Company's vision and a key person needed to successfully implement the Company's business strategy and execute its business plans over the coming years.

In light of Mr. Shilo's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board and Compensation Committee have determined that the proposed terms of employment are appropriate and reasonable and reflect the significant contribution of Mr. Shilo to the Company.

When discussing the proposed terms of employment grant to Mr. Shilo, the Compensation Committee and the Board took into consideration, inter alia: (a) Mr. Shilo is one of the two entrepreneurs who founded the Company and who have been leading the Company from the date of the Company's establishment until today while taking advantage of his experience and business relations which were built for many years; (b) Mr. Shilo has been a leading figure in the Company since its incorporation date both in terms of daily management and in terms of strategy planning and business vision, including acquisition of the Company’s products, clinical development and regulatory progress, financing and business development activities; (c) the Board of Directors considers Mr. Shilo as a major factor in setting the Company's business strategy and as a key factor for successful business strategy implementation and business plan execution in the future; (d) Mr. Shilo's fixed compensation has not been updated for over two years; and (e) the Company recently booked its first meaningful revenues of $7 million from the out- licensing of RHB-106 to Salix Pharmaceuticals. The proposed terms of compensation comply with the Company’s Compensation Policy.

The proposed terms of employment to Mr. Ori Shilo are (i) an increase of the salary of Mr. Shilo to a total of NIS 61,400 per month (approximately $4,702 based on the representative U.S. dollar – NIS rate of exchange on March 24, 2014), and (ii) to grant 350,000 options to purchase Ordinary Shares of the Company at an exercise price equal to the average closing price of the Company's stock on the TASE in the last 30 trading days prior to April 30, 2014 (the date of the General Meeting), plus 10%. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be seven (7) years following the grant date. First vesting is scheduled on June 30, 2014 and the options would become fully vested, in accordance with the terms of the grant, on June 30, 2018. The equity grant would be in accordance with the Company's 2010 Stock Options Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.30% of the total outstanding equity of the Company on a fully diluted basis.

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve the terms of employment of Mr. Ori Shilo in accordance with the Compensation Policy."

The approval of Proposal 6 requires the affirmative vote of the Company's shareholders holding a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The Compensation Committee and the Board recommend a vote FOR the approval of the terms of employment of Mr. Ori Shilo.

PROPOSAL NO. 7

TERMS OF COMPENSATION TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

In accordance with the Compensation Policy of the Company, it is proposed to approve compensation to directors of the Company, including the present and future external directors and independent directors, but excluding the directors who serve in other roles at the Company. The compensation proposed to be paid to all the non-executive directors would be the maximum annual fee and per meeting participation fees permitted to be paid to expert external directors based on the Company's equity level from time to time, all in accordance with applicable regulations promulgated under the Companies Law, as may be from time to time (the "'External Directors' Compensation Regulations"). According to the current equity level of the Company, as of the date of this proxy statement, the maximum annual fee and payment per participation in meetings for the Company's expert external directors are NIS 49,410 and NIS 3,300 (approximately $14,166 and $946, respectively, based on the representative U.S. dollar – NIS rate of exchange on March 24, 2014), respectively. The Company has proposed that all non-executive directors receive the same annual and per-meeting compensation.

The compensation discussed in this proposal is in accordance with the Compensation Policy for the Company's directors and officers.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the terms of compensation for the Company's current and future non-executive directors is hereby approved.”

The approval of Proposal 7 requires the affirmative vote of the Company's shareholders holding a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The Compensation Committee and the Board recommend that the shareholders vote "FOR" the approval of the terms of compensation for the Company's non–executive directors.

PROPOSAL NO. 8

GRANT OF OPTIONS TO PURCHASE SHARES IN THE COMPANY TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase shares in the Company to each of the Company's non-executive directors: Ms. Aliza Rotbard, Mr. Ofer Tsimchi, Dr. Shmuel Cabilly, Mr. Eric Swenden, Dr. Kenneth Reed and Mr. Dan Suesskind.

                In light of each such non-executive director's contribution to the Company, and in accordance with the Company's Compensation Policy, the Compensation Committee and Board have determined that the proposed equity grant to each such director is appropriate, reasonable and reflects each of their significant contributions to the Company. The purpose of the grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an incentive to continue to contribute to the Company's success and results of operations.

Such grant complies with the principles of the Compensation Policy. When discussing the suggested grants to the Company's non-executive directors, the Compensation Committee and the Board took into consideration, inter alia: (a) The non-executive mentioned directors have the experience, knowledge, skills and management abilities in the fields relevant to the Company's activities; (b) Each of the Company's board members is required to maintain adequate supervision over the Company's management in circumstances of significant increase in the Company's business activities as well as significant increase in applicable regulatory demands; (c) Allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations, and  (d) The increase allocation of options to the Company’s directors complies with the Company's Compensation Policy in that the terms of options granted comply with the provisions of the Company’s Compensation Policy with respect to grant of options to the Company’s directors.

The background and qualifications of the Company's external directors, Ms. Rotbard and Mr. Tsimchi, are described in Proposal 3 of this Proxy. Below are summaries of the background and qualifications of Dr. Shmuel Cabilly, Mr. Eric Swenden, Dr. Kenneth Reed and Mr. Dan Suesskind.

Dr. Shmuel Cabilly has served as a member of the Board since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly currently serves on the board of directors of BioKine Therapeutics Ltd., Biologic Design Ltd., Mobydom Ltd., Neuroderm Ltd., Dentack Implants Ltd., Ornim Inc., OPLON B.V., Efranat Ltd. and BioCep Ltd. Dr. Cabilly holds a BSC Biology from the Ben Gurion University of Beer Sheva, Israel, an MSC in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel and a PhD in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of the Board since May 3, 2010, and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of Lifeline Scientific, Inc., TBC S.A., Alterpharma N.V. and Gudrun N.V. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The Board has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of the Board since December 15, 2009. Dr. Reed is a dermatologist, practicing in a private practice under the name of Kenneth Reed MD PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the United States and a M.D. from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology.

Dan Suesskind has served as a member of the Board since February 21, 2011, and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. between 1981 to 2001 and again since 2010. In addition, Mr. Suesskind currently serves on the board of directors of Syneron Medical Ltd., Israel Corporation Ltd. as well as a member of the board of trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind holds a BA in Economics and Political Science from the Hebrew University of Jerusalem, Israel and an MBA in Business Administration from University of Massachusetts in the U.S. The Board has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

The proposal would grant to each of Ms. Rotbard, Mr. Tsimchi and Dr. Cabilly 240,000 options and would grant to each of Mr. Swenden, Dr. Reed and Mr. Suesskind 80,000 options. Under the Companies Law regulations, external directors are not entitled to receive additional compensation during their three year term, subject to limited exceptions. It is proposed to grant to Dr. Cabilly, a member of the Compensation Committee, the same number of options as proposed to be granted to the external directors in order to satisfy a Companies Law requirement that all members of the Compensation Committee receive the same compensation.

Each of option granted represented an option to purchase an Ordinary Shares of the Company at any exercise price equal to equal to the average closing price of the Company's stock on the TASE in the last 30 trading days prior to April 30, 2014 (the date of the General Meeting), plus 10%. Each director's options would vest quarterly over four (4) years in equal parts, which vest each quarter. The last date for exercise of the options will be seven (7) years following the grant date. First vesting is scheduled on June 30, 2014 and the options will become fully vested, in accordance with the terms of the grant, on June 30, 2018. The equity grant would be in accordance with the Company's 2010 Stock Option Plan, as amended, and the remaining terms of the equity grant would be in accordance with such Plan. The proposed equity grant to each of Ms. Rotbard, Mr. Tsimchi and Dr. Cabilly represents 0.21% of the total outstanding equity of the Company, on a fully diluted basis. The proposed equity grant to each of Mr. Swenden, Dr. Reed and Mr. Suesskind represents 0.07% of the total outstanding equity of the Company, on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

RESOLVED, to approve the grant of 240,000 options to each of Mr. Ofer Tsimchi, Ms. Aliza Rotbard and Dr. Shmuel Cabilly and the grant of 80,000 options to each of Mr. Eric Swenden, Dr. Ken Reed and Mr. Dan Suesskind, in each case exercisable into ordinary shares of the Company.

The approval of Proposal 8 requires the affirmative vote of the Company's shareholders holding a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The Compensation Committee and the Board recommend that you vote "FOR" the approval of the grant of options to the non-executive directors of the Company.

OTHER BUSINESS

                Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board
Dated: March 26, 2014

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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Annual General Meeting of Shareholders of RedHill Biopharma Ltd.

Date: April 30, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

		For	Against	Abstain
1	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company's auditors for the year 2014 and for an additional period until the next Annual General Meeting; to authorize the Company's Board of Directors and the Company's Audit Committee to determine the auditors' fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2013.	☐	☐	☐
2	To re-elect directors to the Board of Directors of the Company for an additional term.			
2a	Dror Ben-Asher	☐	☐	☐
2b	Ori Shilo	☐	☐	☐
3	To re-elect external directors to the Board of Directors of the Company for an additional three-year term and to approve their proposed compensation.			
3a	Aliza Rotbard	☐	☐	☐
		Yes	No	
3b	Are you a controlling shareholder or do you have a personal interest (other than a personal interest not resulting from a relationship with the controlling shareholder) in approval of proposal 3a above? (Response required for vote to be counted.)	☐	☐	
3c	Ofer Tsimchi	☐	☐	☐
		Yes	No	
3d	Are you a controlling shareholder or do you have a personal interest (other than a personal interest not resulting from a relationship with the controlling shareholder) in approval of proposal 3c above? (Response required for vote to be counted.)	☐	☐	
4	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board and CEO.	☐	☐	☐
		Yes	No	
4a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted.)	☐	☐	
5.	To approve the terms of employment of Mr. Dror Ben-Asher as the Company's Chairman of the Board and CEO.	☐	☐	☐
		Yes	No	
5a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above? (Response required for vote to be counted.)	☐	☐	
6.	To approve the terms of employment of Mr. Ori Shilo as the Company's Deputy CEO, Finance and Operations.	☐	☐	☐
7.	To approve the terms of compensation for the non-executive directors of the Company.	☐	☐	☐
8.	To approve grants of options to purchase shares in the Company for the non-executive directors of the Company.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   __________ Please Date Above

________________ Please Sign Here   __________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of RedHill Biopharma Ltd. to be held on April 30, 2014 Proxy Card for ADS Holders as of March 25, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm Eastern Time on April 25, 2014.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2014 Mediant Communications LLC. All Rights Reserved

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RedHill Biopharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on April 25, 2014)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **March 25, 2014** at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on **April 30, 2014** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. it is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side)**

PROXY TABULATOR FOR
REDHILL Biopharma LTD.
P.O. Box 8016
CARY, NC 27512-9903